

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

Mail Stop 3233

June 16, 2017

Via E-mail
Stephen W. Theriot, Treasurer
JBG SMITH Properties
2345 Crystal Drive
Suite 1100
Arlington, VA 22202

> **Re: JBG SMITH Properties**
> **Amendment No. 3 to Form 10-12B**
> **Filed June 12, 2017**
> **File No. 001-37994**

Dear Mr. Theriot:

We have reviewed your filing and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter within ten business days by amending your filing, by providing the requested information, or by advising us when you will provide the requested response. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your filing and the information you provide in response to these comments, we may have additional comments.

Management's Discussion & Analysis of Financial Condition and Results of Operations, page 114

Liquidity and Capital Resources, page 126

1.   We note your revised disclosure on page 127 in regards to the unsecured credit facility in the amount of $1.4 billion that you expect to execute upon the completion of the transaction. Please disclose the names of the parties to this credit facility or advise us why such disclosure is not necessary.

Summary NOI Table, page 181

2.   We note your revised disclosure in response to our comment issued on June 8, 2017. Please tell us how your assumption to multiply quarterly NOI by 4 is reasonable and suitably supported in accordance with paragraph 6.36 of the AICPA's Guide for Prospective Financial Information. Additionally, clarify how you have considered the guidance in paragraphs 6.34 through 6.41 of the AICPA's Guide for Prospective Financial Information in preparing your disclosures.

        We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

        You may contact Isaac Esquivel at (202)551-3395 or Shannon Sobotka at (202)551-3856 if you have questions regarding comments on the financial statements and related matters. Please contact Stacie Gorman at (202)551-3585 or me at (202)551-3233 with any other questions.

                                        Sincerely,

                                        /s/ Tom Kluck

                                        Tom Kluck
                                        Legal Branch Chief
                                        Office of Real Estate and
                                        Commodities

cc: William G. Farrar, Esq. (*via e-mail*)